July 6, 2005

By U.S. mail and facsimile to (414) 327-0532

Thomas J. Price
Vice President - Chief Financial Officer and Secretary
The Oilgear Company
2300 South 51st Street
P.O.Box 343924
Milwaukee, WI 53234-3924

	RE:	The Oilgear Company
		Form 10-K for the fiscal year ended December 31, 2004
		Filed April 15, 2005

		Form 10-Q for the quarter ended March 31, 2005
		File No. 0-00822

Dear Mr. Price:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ended December 31, 2004

Business, page 1
1. We note that you apply the percentage-of-completion method to your construction contracts. In future filings, please disclose the nature of your contracts that are subject to the percentage-of-completion method, the basis for your application of the percentage-of-completion method, and a discussion of how these contracts differ from products where revenue is recognized upon shipment to customer.
2. We note that you changed the expected useful lives to calculate depreciation on your fixed assets. Please tell us, and, if material, please disclose in future filings, the year in which you changed the useful lives and the effect on your net earnings and earnings per share. See paragraph 33 of APB No. 20.

Management`s Discussion and Analysis, page 16

3. We note that your cash flows provided by operating activities continue to decrease, despite the increases in your net earnings, primarily as a result of changes in your working capital. In future filings, please provide greater insight into the reasons for the changes in each period, the reasonably likely impact of the changes on future cash flows and cash management decisions, and any material trends and uncertainties. For example:
* We note that your accounts payable and accrued compensation provided
$2.6 million of operating cash inflow in 2004. However, your disclosures did not include discussion of your plans to use the new credit facility to pay approximately $1.9 million to make accounts payable and accrued compensation current in the first quarter of 2005.
In future filings, please disclose your expectations regarding changes
in operating cash flows when known.
* We note that the amounts related to your percentage-of-
completion
contracts continue to increase.  To the extent known, please clarify
when in 2005 and 2006 you expect to bill and receive payments on your
large contracts.
4.	In future filings, please revise your table of contractual
obligations as follows:
* Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.
* Present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years.
Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

Financial Statements

(1) Summary of Significant Accounting Policies, page 24

(A) Consolidation, page 24

5. If material, please tell us why you consolidate your joint venture in India, despite what appears to be a non-controlling interest of 49%. If this joint venture is immaterial to your operations, please provide us with your quantitative and qualitative considerations of materiality with respect to this joint venture.

(8) Other Non-Operating Income, Net, page 36

6.  	Please tell us the nature and amounts of the items comprising
"miscellaneous, net" included within other non-operating income, net in your consolidated statement of operations.

(12) Commitments and Contingencies, page 46

7. You state you are a defendant in several product liability actions, for which you believe you are adequately covered by insurance. Please tell us, and disclose in future filings as appropriate:
* the information required by paragraphs 9-10 of SFAS No. 5.
* the nature of any uncertainties related to the recovery of these amounts from insurance. To the extent you have recognized an asset related to amounts where recovery is not probable, please tell us your basis for doing so.
In addition, for any amounts accrued on your balance sheet, please confirm to us that you have not offset the asset representing your insurance recovery against your product liabilities.

Item 9A. Controls and Procedures, page 50

8. We note your disclosure that your principal executive officer and principal financial officer concluded that the Company`s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Revise your future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).

Form 10-Q for the quarter ended March 31, 2005

Management`s Discussion and Analysis, page 12

9. Please tell us how you accounted for your shares of insurance policy disclosed on page 16. In this regard, citing relevant accounting literature, please tell us how you accounted for and classified changes in the fair value of the shares. Please also tell us your basis for classifying the gain on disposal in selling, general, and administrative expense. In addition, please explain where you have reflected the sale of these shares in your statement of cash flows and your basis in GAAP for such classification.

Consolidated Statements of Cash Flows, page 5

10.	Please tell us the nature and amounts of the items comprising
"other, net" in your consolidated statement of operations for each period presented in your Form 10-K and your Form 10-Q.

*    *    *    *

      Please respond to these comments by providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons names below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Nili Shah
								Branch Chief


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Mr. Thomas J. Price
The Oilgear Company
July 6, 2005
Page 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE